                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K





[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ......................to ........................

                          Commission file number 1-4982

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        COMMERCIAL INTERTECH 401(k) PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PARKER-HANNIFIN CORPORATION
                             6035 PARKLAND BOULEVARD
                           CLEVELAND, OHIO 44124-4141

                        Commercial Intertech 401(k) Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors..............................................1

Financial Statements

Statements of Assets Available for Plan Benefits............................2
Statement of Changes in Assets Available for Plan Benefits..................3
Notes to Financial Statements...............................................4

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets Held for
   Investment Purposes at End of Year......................................10

Exhibits

Consent of Independent Auditors............................................11

                         Report of Independent Auditors

Administrative Committee
Commercial Intertech 401(k) Plan


We have audited the accompanying statements of assets available for plan benefits of the Commercial Intertech 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1999 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                              Ernst & Young LLP

Cleveland, Ohio
June 1, 2000



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                        Commercial Intertech 401(k) Plan

                Statements of Assets Available for Plan Benefits


                                                            DECEMBER 31
                                                       1999             1998
                                                   -----------------------------

ASSETS
Investments                                        $47,891,838       $41,265,875

Cash and cash equivalents                               12,696            71,127
Interest receivable                                      8,431             7,698
Employee contributions receivable                      320,991           320,547
                                                   -----------       -----------
                                                       342,118           399,372
                                                   -----------       -----------

Assets available for plan benefits                 $48,233,956       $41,665,247
                                                   ===========       ===========


See notes to financial statements.

                        Commercial Intertech 401(k) Plan

           Statement of Changes in Assets Available for Plan Benefits

                          Year ended December 31, 1999


ADDITIONS
Employee contributions                                               $ 3,879,681
Interest income                                                           82,907
Dividend income                                                        1,842,454
                                                                     -----------
                                                                       5,805,042
DEDUCTIONS
Distributions                                                          5,771,647
                                                                     -----------
                                                                       5,771,647
Net realized and unrealized appreciation in aggregate
   current value of investments                                        6,535,314
                                                                     -----------
Net additions                                                          6,568,709

Net assets available for plan benefits at beginning of year           41,665,247
                                                                     -----------

Net assets available for plan benefits at end of year                $48,233,956
                                                                     ===========


See notes to financial statements.

                        Commercial Intertech 401(k) Plan

                          Notes to Financial Statements

                          Year ended December 31, 1999


A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Commercial Intertech 401(k) Plan (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments consisting of common shares of Commercial Intertech Corp. are carried at the closing market price on the last business day of the Plan's year. Investments in registered investment company funds (American Century GNMA, Strategic Allocation: Conservative, Strategic Allocation: Moderate, Strategic
Allocation: Aggressive, Equity Index, Value, Equity Growth, Ultra, Vista, and International Growth Fund) and in common/collective trusts (American Century Stable Asset Fund, Barclays Equity Index Fund) are carried at the value of their underlying assets as of the last business day of the Plan's year as determined by their respective Investment Managers. Participant loans receivable are valued at cost which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                        Commercial Intertech 401(k) Plan

B. DESCRIPTION OF THE PLAN

The Plan consists of a pre-tax savings program, under which participants may elect to contribute up to 18% of their compensation, on a tax-deferred basis, into the Plan. Prior to September 1, 1997, the Plan consisted of a pre-tax savings program allowing contributions up to 15% of a participant's compensation and a post-tax program under which participants could contribute up to an additional 10% of their compensation. Participant contributions are subject to IRS limitations.

Effective January 1, 1999, the Plan was amended to allow participation by eligible employees on and after the first day of the first month following the date the employee reaches age 18 and completes six months of eligibility service. This amendment did not have a significant impact on the assets available for benefits. Prior to January 1, 1999, the Plan allowed participation by eligible employees on and after the first day of the first month following the date the employee completed the earlier of (1) six months and 500 hours of eligible service or (2) one year of eligible service.

Employee contributions are accrued as income by the Plan on a monthly basis. The Company contributes, into the Commercial Intertech Employee Stock Ownership Plan (the "ESOP"), 50% (made in Commercial Intertech Corp. Preferred and Common shares as needed) of the first 6% of eligible compensation that a participant contributes into the Plan on a tax-deferred basis.

The Company is obligated to make matching contributions in cash to the ESOP which, when aggregated with the ESOP's dividends on shares and interest earnings, equal the amount necessary to enable the ESOP to make its regularly scheduled payments of principal and interest due on its Notes. This contribution enables the ESOP to allocate an appropriate number of shares to participants (see above). Should the value of shares allocated be less than the required matching contribution, the Company will make additional contributions to the ESOP in the form of common stock or cash. Should the value of shares allocated be more than the required matching contributions, any excess value of shares released over the required amount will be allocated proportionately to each participant's account in the ESOP based upon the ratio of the participant's current Company matching contribution to the ESOP for the Plan year to the aggregate Company matching contributions to the ESOP for all participants for the Plan year.

                        Commercial Intertech 401(k) Plan

B.   DESCRIPTION OF THE PLAN (CONTINUED)

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and provides for separate investment options in one or more funds as directed by the participants. Participants may change investment options at any time. Effective March 1, 1999, the Barclay's Equity Index Fund investment option was replaced with the American Century Equity Index Fund.

At December 31, 1999, 502 individuals participated in the Commercial Intertech Common Stock Fund, 486 individuals participated in the Stable Asset Fund, 177 individuals participated in the GNMA Fund, 134 individuals participated in the Strategic Allocation: Conservative Fund, 257 individuals participated in the Strategic Allocation: Moderate Fund, 279 individuals participated in the Strategic Allocation: Aggressive Fund, 475 individuals participated in the Equity Index Fund, 331 individuals participated in the Value Fund, 627 individuals participated in the Equity Growth Fund, 818 individuals participated in the Ultra Fund, 250 individuals participated in the Vista Fund, and 483 individuals participated in the International Growth Fund.

At December 31, 1998, 519 individuals participated in the Commercial Intertech Common Stock Fund, 556 individuals participated in the Stable Asset Fund, 179 individuals participated in the GNMA Fund, 133 individuals participated in the Strategic Allocation: Conservative Fund, 267 individuals participated in the Strategic Allocation: Moderate Fund, 279 individuals participated in the Strategic Allocation: Aggressive Fund, 486 individuals participated in the Barclays Equity Index Fund, 341 individuals participated in the Value Fund, 652 individuals participated in the Equity Growth Fund, 797 individuals participated in the Ultra Fund, 239 individuals participated in the Vista Fund, and 489 individuals participated in the International Growth Fund.

All investment account dollars that result from employee contributions and related investment results are immediately vested. There were no non-vested assets in the Plan attributable to terminated employees at December 31, 1999.

The Plan also provides withdrawal: (1) in cases of financial hardship, (2) upon attainment of age 59-1/2, and (3) of the post-tax savings program contributions. Participating employees may borrow up to the lesser of 50% of their account balance attributable to employee contributions or $50,000. The amount borrowed is repaid to the participant's account via payroll deductions and carries an interest charge at the market rate of interest at the date of the loan.

                        Commercial Intertech 401(k) Plan

B.   DESCRIPTION OF THE PLAN (CONTINUED)

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. The trust department of UMB Bank, an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Upon termination of the Plan, amounts credited to each participant's account shall be 100% vested and nonforfeitable. Additionally, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The foregoing description of the Plan provides only general information. Additional information about the Plan agreement, forfeitures and distributions from the Plan may be obtained from the Committee.

C.   INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan is amended periodically to conform with current income tax laws. The Committee is not aware of any action or event that has occurred that might affect the Plan's qualified status.

D.   TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of the Company for $1,694,543 and sold shares of common stock of the Company for $509,392 during the year ended December 31, 1999. The Plan also received dividends on common stock of the Company of $248,247 during the year ended December 31, 1999.

                        Commercial Intertech 401(k) Plan

E.   INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan's net assets at fair value as of December 31:

                                                         1999           1998
                                                    ---------------------------
   Commercial Intertech Corp. common stock;
      422,424 and 370,164 shares, respectively       $ 5,385,906    $ 4,789,182
   American Century Stable Asset Fund                  7,591,330      7,670,845
   American Century Equity Index Fund                  4,833,723              0
   Barclay's Equity Index Fund                                 0      4,218,353
   American Century Equity Growth Fund                 6,212,078      6,650,240
   American Century Ultra Fund                        10,324,662      7,240,361
   American Century International Growth Fund          3,242,891      2,028,618

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

      Registered Investment Companies                               $ 6,532,249
      Common/Collective Trusts                                           57,066
      Common Stock                                                      (54,001)
                                                                    -----------

      NET REALIZED AND UNREALIZED APPRECIATION IN AGGREGATE
      CURRENT VALUE OF INVESTMENTS                                  $ 6,535,314
                                                                    ===========




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
                        Commercial Intertech 401(k) Plan

                    Notes to Financial Statements (continued)


F.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                             DECEMBER 31
                                                         1999          1998
                                                      -------------------------
   Assets available for benefits per the financial
      statements                                     $48,233,956   $41,665,247
   Amounts allocated to withdrawing participants        (439,835)   (2,860,236)
                                                      ------------------------
   ASSETS AVAILABLE FOR BENEFITS PER THE
      FORM 5500                                      $47,794,121   $38,805,011
                                                     =========================


The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

   Distributions paid to participants per the financial statements $ 5,771,647 Add amounts allocated to withdrawing participants at
      December 31, 1999                                                439,835
   Less amounts allocated to withdrawing participants at
      December 31, 1998                                             (2,860,236)
                                                                   -----------

   BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500                 $ 3,351,246
                                                                   ===========

G.   SUBSEQUENT EVENT

On April 11, 2000, Commercial Intertech merged with Parker-Hannifin Corporation ("Parker") in a cash and stock transaction whereby Commercial Intertech shareholders received Parker common stock based on an exchange ratio of .4611 determined by the twenty-day average of Parker's closing price as determined five days immediately preceding the closing date of the merger. Alternatively, shareholders could elect to receive $20.00 per share in cash, subject to a maximum of 49 percent of the value of the total shares acquired by Parker. As of April 11, 2000, the Plan held 327,485 shares of Commercial Intertech common stock, of which 224,809 shares were exchanged for $20.00 per share and 102,676 shares were exchanged for 47,343.904 shares of Parker stock based on the exchange ratio. The proceeds received from the exchange of Commercial shares for $20.00 per share were used to purchase an additional 96,411 shares of Parker stock.

                        Commercial Intertech 401(k) Plan

                                 EIN 34-0159880
                                 Plan Number 011

                Schedule H, Line 4i--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

   IDENTITY OF ISSUE, BORROWER,                                                                           CURRENT
    LESSOR OR SIMILAR PARTY           DESCRIPTION OF INVESTMENT                       COST                 VALUE
--------------------------------------------------------------------------------------------------------------------

*Commercial Intertech Corp.          422,424 common shares
                                        $1.00 par value                            $ 5,275,472        $  5,385,906
 SEI Trust                           American Century Stable
                                        Asset Fund                                   7,591,330           7,591,330
*American Century Investments        GNMA Fund                                       1,472,301           1,412,046
*American Century Investments        Strategic Allocation:
                                        Conservative Fund                              658,803             688,639
*American Century Investments        Strategic Allocation:
                                        Moderate Fund                                1,456,885           1,748,979
*American Century Investments        Strategic Allocation:
                                        Aggressive Fund                              1,396,048           1,787,324
*American Century Investments        Equity Index Fund                               4,165,832           4,833,723
*American Century Investments        Value Fund                                      2,396,323           1,863,194
*American Century Investments        Equity Growth Fund                              4,936,280           6,212,078
*American Century Investments        Ultra Fund                                      7,658,560          10,324,662
*American Century Investments        Vista Fund                                      1,037,398           1,609,425
*American Century Investments        International Growth Fund                       2,130,450           3,242,891
*UMB Bank                            Scout Prime 1 Mutual Fund                          12,696              12,696
*Participants                        Loans receivable; interest rates at
                                        prime plus 1% and maturities from 1
                                        to 10 years                                          -           1,191,641
                                                                              -------------------  -----------------

                                                                                   $40,188,378         $47,904,534
                                                                              ===================  =================


* Indicates party-in-interest to the Plan.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  (Name of Plan)
Date: June 26, 2000               Commercial Intertech 401(k) Plan




                                  By: /s/ Michael J. Hiemstra
                                      -------------------------
                                      Michael J. Hiemstra
                                      Vice President-Finance & Administration &
                                      Chief Financial Officer
                                      Parker-Hannifin Corporation